SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March 2012                                                                             Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario

Canada M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: March 28, 2012
By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Senior Vice President and General Counsel

EXHIBIT

Exhibit	Description of Exhibit

99.1	Technical Report on the Lumwana Mine, North-Western Province, Republic of Zambia